Filed Pursuant to Rule 433

Registration Statement No. 333-238019

Pricing Term Sheet

Dated May 8, 2020

First American Financial Corporation

Pricing Term Sheet

Issuer:	First American Financial Corporation

Security Description:	4.000% Senior Notes due 2030

Ratings (Moody’s / S&P / Fitch)*:	Moody’s Baa2 / S&P BBB- / Fitch BBB

Size:	$450,000,000

Trade Date:	May 8, 2020

Settlement Date:	May 15, 2020 (T+5**)

Maturity:	May 15, 2030

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2020. The initial interest period will be the period from and including the settlement date, to but excluding November 15, 2020, the first interest payment date.

Coupon:	4.000%

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price/ Yield:	107-25 / 0.675%

Spread to Benchmark Treasury:	T+ 337.5 basis points

Yield to Maturity:	4.050%

Price to Public:	99.592% of principal amount

Net Proceeds before expenses:	$445,239,000

Optional Redemption:	At any time prior to the Par Call Date, make-whole call at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) discounted present value of the principal and interest (exclusive of interest accrued to the date of redemption and assuming that the notes mature on the Par Call Date) at T+ 50 basis points, in each case, plus accrued and unpaid interest, if any, to but excluding, the redemption date. At any time on or after the Par Call Date, the Issuer may redeem the notes at 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date.

Par Call Date:	On or after February 15, 2030 (the date that is three months prior to the maturity date)

CUSIP / ISIN:	31847RAG7 / US31847RAG74

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

PNC Capital Markets LLC US Bancorp Investment, Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Compass Point Research & Trading, LLC

KeyBanc Capital Markets Inc.

Stephens Inc.

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** Note: We expect that delivery of the Notes will be made to investors on or about May 15, 2020, which is five business days following the date of the pricing of the Notes (such settlement cycle referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle on the second business day following the date of any contract for sale (such settlement cycle referred to as “T+2”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before May 15, 2020 will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisers in connection with that election.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or calling Goldman Sachs & Co. LLC collect at (201) 793-5170.